EXHIBIT 99.1

Fusion Fuel Green Hosts Fourth Quarter 2021 Investor Update

DUBLIN, Ireland, March 03, 2022 (GLOBE NEWSWIRE) -- Fusion Fuel Green PLC (NASDAQ: HTOO) ("Fusion Fuel"), an emerging leader in the green hydrogen sector, today announced financial results for the fourth quarter ended December 31, 2021. The quarterly shareholder letter is available at https://ir.fusion-fuel.eu/financials-filings/earnings-releases

Fusion Fuel will host a live conference call and webcast today, March 3, 2022.

  Time: 10:00am ET
  Teleconference: 1 (312) 248-9348 ID: 210374# Passcode: 2221#
  Webcast registration page: https://www.bigmarker.com/izigo/Q4-Update-Fusion-Fuel

The webcast may also be accessed through the Events page on the Fusion Fuel website (www.fusion-fuel.eu). A playback will be available for replay online for a period of time following the call.

About Fusion Fuel Green plc

Fusion Fuel is an emerging leader in the green hydrogen sector committed to accelerating the energy transition through the development of disruptive, clean hydrogen technology. Fusion Fuel has created a revolutionary, integrated solar-to-hydrogen solution that enables off-grid production of hydrogen with zero carbon-emissions. Fusion Fuel’s business lines include the sale of electrolyzer technology to customers interested in building their own green hydrogen production, the development of turnkey hydrogen plants to be owned and operated by Fusion Fuel, and the sale of green hydrogen as a commodity to end-users through long-term hydrogen purchase agreements. For more information, please visit https://www.fusion-fuel.eu

Investor Relations Contact
ir@fusion-fuel.eu